FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

March 30, 2006

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12

Moscow 123610

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL DECIDES TO PLACE BONDS FOR 10.0 BILLION RUSSIAN RUBLES

Moscow, Russia – March 30, 2006 – Mechel OAO (NYSE: MTL) announces the resolution adopted by the Board of Directors to place two issues, Series 02 and 03, of documentary interest-bearing inconvertible bonds with the par value of RUR 1,000.00, the amount of each issue to be RUR 5.0 billion, at the Moscow Interbank Currency Exchange (MICEX).

The funds from the bond placement are planned to be utilized to refinance the debt under the previous bond issues and to finance the long term investment programs of the Company’s subsidiaries.

The offering price of Series 02 bonds with a fixed coupon is fixed to be 100% of the par value.  The circulation period shall be seven years.  The issue documents provide for a flexible offer of the bond redemption at par value. The bond coupons to be paid bi-annually.  The first coupon rate to be determined on a competitive basis on the first day of the bond placement and to be fixed for the entire period until either the bond redemption or execution of the first option.  Any subsequent coupon rates to be determined and noted to investors in compliance with the procedure and dates as established in the issue documents.

The offering price of Series 03 bonds with a variable coupon is fixed to be 100% of the par value. The circulation period shall be five years.  The bond coupons to be paid quarterly .  The coupon rate is pegged to the MosPrime money-market rate.  The credit spread to be determined on a competitive basis on the first date of the bond placement and to be fixed for the term until redemption. The issue documents provide for call and put options

Placement of the bonds shall be started not earlier than two weeks following the announcement of the information on the bond issue state registration and the procedure of obtaining access to the information included in the prospectus of the securities issue.

Mechel Trading House OOO acts as the guarantor under the bond loan.

JS Bank “Gazprombank” (CJSC) is appointed to be the manager of the issue.

The first Mechel OAO bond issue was accomplished in 2004.

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Mechel OAO

Irina Ostryakova

Phone: +7-495-258-18-28

e-mail: Irina.Ostryakova@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

		By:	Vladimir Iorich
		Name:	Vladimir Iorich
		Title:	CEO

Date:	March 30, 2006